FORM 15

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934

Commission File Number: 001-12792

Summit Properties Inc.

(Exact name of registrant as specified in its charter)

309 E. Morehead Street, Suite 200
Charlotte, North Carolina 28202
(704) 334-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share
Preferred Share Purchase Rights
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(1)(i)	☒* ☐ ☐ ☐ ☒*	Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☐ ☐ ☐ ☐

      Approximate number of holders of record as of the certification or notice date: 1

      * Summit Properties Inc. was merged with and into Camden Summit, Inc., a wholly owned subsidiary of Camden Property Trust, effective February 28, 2005.

      Pursuant to the requirements of the Securities Exchange Act of 1934, Summit Properties Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 1, 2005	SUMMIT PROPERTIES INC.
	By:	Camden Summit, Inc.

By:	/s/ Dennis M. Steen
Dennis M. Steen
Senior Vice President-Finance, Chief Financial Officer and Secretary